SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-21739

                           NOTIFICATION OF LATE FILING

      (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20F  [X] Form 10-Q

[ ] Form N-SAR

      For Period Ended: MARCH 31, 1999

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K


      For the Transition Period Ended: _________________________________________

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT
      OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Genetic Vectors, Inc.
                         ---------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number): 5201 N.W. 77TH AVENUE, SUITE 100
City, state and zip code:  MIAMI, FLORIDA  33166


                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12B-25


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      As set forth in the Registrant's Annual Report on Form 10-KSB ("Form 10-KSB") filed with the Securities and Exchange Commission on April 27, 1999, the Registrant has a significant cash shortage. As a result, the Registrant has had to curtail certain business activities and has had to devote a significant amount of time and effort to raising additional capital. This cash shortage also caused the Registrant to file its Form 10-KSB with unaudited financial statements. Because of the Registrant's significant cash shortage and the amount of time it has devoted to capital raising activities, the Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the three month period ended March 31, 1999.

                                     PART IV
                                OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:
           Mead M. McCabe, Jr.      (305)                   716-0000
           ----------------------------------------------------------------
           (Name)                (Area code)           (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [ ]  Yes  [X] No

      Although the Registrant filed its Annual Report on Form 10-KSB for the year ended December 31, 1998, the filing did not contain audited financial statements as required under Regulation S-X of the Securities Exchange Act of 1934, as amended.

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X]  Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment.

                                                                     FORM 12B-25


                              Genetic Vectors, Inc.
                              ---------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 18, 1999          By:  /s/ Mead M. McCabe, Jr.
                                  -----------------------------------
                                      Mead M. McCabe, Jr., President


      INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                                     FORM 12B-25

                                   ATTACHMENT
                       (CHANGES IN RESULTS OF OPERATIONS)


     As reported in the Form 10-KSB, the Registrant had cash and cash equivalents of $109,924 as of December 31, 1998. In addition and as reported in the Form 10-QSB, the Registrant obtained $388,500 in loans since December 31, 1999 in three separate transactions. The terms of these loans are described in the Form 10-KSB. Substantially all of these proceeds have been expended by the Registrant. On May 10, 1999, the Registrant obtained a $225,000 equity investment from the sale of 225,000 shares of the Registrant's common stock. The equity investor paid $1.00 per share for the 225,000 shares of the Registrant's common stock, or $4.75 per share less than the closing price of $5.75 per share on May 10, 1999. The Registrant projects that the proceeds of the equity investment will be completely exhausted by June 15, 1999. In the absence of additional capital, the Registrant will be required to significantly curtail or cease its business activities. The Registrant's ability to continue its business activities is completely dependent on such additional capital and its failure to obtain such capital will have a material adverse effect on the Registrant's ability to continue its business activities.